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                                                            OMB APPROVAL
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------                                             OMB Number: 3235-0287
FORM 4                                             Expires: September 30, 1998
------                                             Estimated average burden
                                                   hours per response.....0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)

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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Persons to
    Cotter, Robert F.                           Starwood Hotels & Resorts Worldwide, Inc./      Issuer (Check all applicable)
--------------------------------------------    Starwood Hotels & Resorts                           Director         10% Owner
  (Last)          (First)          (Middle)     HOT                                             ----              ---
                                             ----------------------------------------------      X  Officer (give    Other (Specify
Starwood Hotels & Resorts Worldwide, Inc.    3. IRS or Social Security 4. Statement for         ----        title ---       below)
777 Westchester Avenue                          Number of Reporting       Month/Year                        below)
---------------------------------------------   Person (Voluntary)        February 2001
                 (Street)                                              -----------------               Chief Operating Officer
White Plains         NY           10604                                5. If Amendment,                ------------------------
---------------------------------------------                             Date of Original     -------------------------------------
  (City)           (State)           (Zip)                                (Month/Year)       7. Individual or Joint/Group Filing
USA                                                                                             (Check Applicable Line)
                                                                                                 X   Form filed by One Reporting
                                                                                                ---  Person

                                                                                                ---  Form filed by More than One
                                                                                                     Reporting Person
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V      Amount   (A) or    Price                          (I)            ship
                                                                    (D)                                      (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares(1)                       2/26/2001    M             24,175    A       $22.5900
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Shares(1)                       2/26/2001    M                878    A       $22.5510
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Shares(1)                       2/26/2001    S             24,175    D       $33.0000          0                   D
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Shares(1)                       2/26/2001    S                878    D       $33.0000          0                   D
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                                                                                          48,134                 D
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                                                                                          10,000                 I             (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                                                                     SEC 1474 (7/96)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Option to Purchase Shares   $22.5900    2/26/2001    M                 24,175    (3)   10/14/1993 Shares(1) 24,175
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Option to Purchase Shares   $22.5510    2/26/2001    M                    878    (3)   10/11/1994 Shares(1)    878
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                     0                       D
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Option to Purchase Shares       21,236                       D
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Option to Purchase Shares      974,243                       D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                 03/08/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------------- ----------
                                                                                          **Signature of Reporting Person   Date
                                                                                                  Dina F. Diagonale,
                                                                                                   Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                      Page 2
required to respond unless the form displays a currently valid OMB Number.                                           SEC 1474 (7/96)

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
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Name and Address of Reporting Person         Issuer Name and Ticker or Trading Symbol      Statement for Month/Year
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
Cotter, Robert F.                            Starwood Hotels & Resorts Worldwide, Inc.     February 2001
Starwood Hotels & Resorts Worldwide, Inc.    Starwood Hotels & Resorts ("HOT")
777 Westchester Avenue
White Plains, NY 10604
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

Explanation of Responses:

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2)  Shares reported are held by The Robert F. Cotter Revocable Trust.

(3) As of February 23, 1998, the effective date of the merger of ITT Corporation with and into Starwood (the "ITT Merger"), each ITT stock option then outstanding was converted into a fully exercisable option to purchase Starwood Shares, in accordance with a formula set forth in the ITT Merger agreement.